Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

February 4, 2008

Mark P. Shuman, Branch Chief-Legal

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Nevaeh Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 2

Filed November 1, 2007

File No. 333-144681

Dear Mr. Shuman:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Nevaeh Enterprises Ltd. via facsimile at 011-8620-3885-1164.

Comment

1. Please find the cover  page of the SB-2 revised to include the address and contact information of the Company's new agent of service.

Sincerely,

Qi Tang

President